Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

June 13, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attention:  Amy W. Miller, Senior Counsel

Re:          Ares Multi-Strategy Credit Fund, Inc. (File Nos. 333-187381 and 811-22812)

Dear Ms. Miller:

Ares Multi-Strategy Credit Fund, Inc. (the “Fund”) has today filed Amendment No. 1 (“Amendment No. 1”) to its registration statement filed on Form N-2 on March 20, 2013 (the “Registration Statement”).  Amendment No. 1 and the form of preliminary prospectus included therein (the “prospectus”) set forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) contained in your letter dated April 19, 2013 relating to the above-referenced filing.

Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.  Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

1.             The word “credit” in the Fund’s name suggests that the Fund will invest in debt securities. Rule 35d-1 under the Investment Company Act of 1940 (“Investment Company Act”) requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name (the “80% test”).

a.             Please revise the disclosure to state that the Fund will invest, under normal circumstances, at least 80% of the value of its assets in debt securities.

The Fund has revised the disclosure on the cover and on page 2 of the prospectus to clarify that, under normal market conditions, at least 80% of its assets will be invested in debt securities.

b.             In addition, please disclose how derivatives will be valued for purpose of the 80% test, and confirm that the Fund will not use notional value.

Derivative instruments will be valued at their fair market value for purposes of applying the 80% test (and for any other purpose involving a calculation of the Fund’s net asset value or Managed Assets).  Clarifying disclosure to this effect has been added to the section of the prospectus entitled “Net Asset Value” on page 106.

2.             Leverage.  This section states the Fund currently anticipates utilizing leverage to seek to enhance the level of its distributions to holders of shares of its common stock, and goes on to specify that the Fund may use leverage through borrowings, including loans from financial institutions and/or the issuance of debt securities, as well as the issuance of shares of preferred stock.  Please include the expenses associated with each type of leverage (e.g., dividend expense of preferred stock) in the Fund’s Fee Table.

The Fund confirms that it will include estimated expenses associated with leverage (including, if preferred shares are issued, the dividend expense associated with such preferred shares) in the Fee Table as “Interest Payments on Borrowed Funds” in accordance with the requirements of Form N-2.

Prospectus Summary - Who May Wish to Invest (Page 2)

3.             Please note that the Fund may be an appropriate investment only for investors willing to accept the risks of investing in a Fund that invests primarily in below-investment grade (i.e., “junk”) securities, which are speculative.

The Fund has revised the disclosure as requested on page 1 of the prospectus.

Prospectus Summary - Investment Strategies (Page 2)

4.             This section states that debt instruments rated below investment grade are often referred to as “high yield” securities.  Please add that they are referred to as “junk bonds.”

The Fund has revised the disclosure as requested on the cover and page 2 of the prospectus.

5.             This section also states that under normal market conditions, at least 60% of the Fund’s Managed Assets (defined as the total assets of the Fund, including any assets attributable to any preferred shares that may be issued or to indebtedness, minus the Fund’s liabilities other than liabilities relating to indebtedness) will be invested in Senior Loans and investments with similar economic characteristics and corporate bonds, and up to 40% will be invested in CLO Securities and other asset-backed securities.  It further states that the Fund may utilize various types of derivative instruments (“Derivatives”), including total return swaps, for the purpose of gaining exposure to Senior Loans and Corporate Bonds.

a.             Please disclose how Derivatives, including swaps, will be counted for purposes of valuing “Managed Assets” and confirm that notional value will not be used.

The Fund confirms that it will not use notional value to value Derivatives for purposes of valuing the Fund’s “Managed Assets” unless the fair market value of a Derivative is its notional value.  As noted in the response to comment 1.b., the Fund has added clarifying disclosure to the section of the prospectus entitled “Net Asset Value” on page 106 disclosing that derivative instruments will be valued at their fair market value for purposes of valuing the Fund’s “Managed Assets.”

b.             Also, make consistent revisions to the discussion of Managed Assets in regard to the Adviser’s fee and to the applicable section of the Investment Advisory Agreement.

The Fund has clarified such disclosure to cross reference the valuation methods disclosed in the section of the prospectus entitled “Net Asset Value.”

Prospectus Summary - Asset-Backed Securities (Page 3)

6.             This section states that the Fund may invest in asset-backed securities, but provides no description or example of such securities.  Please include examples of the types of asset-backed securities in which the Fund contemplates investing.

The Fund has revised the disclosure as requested on page 4 of the prospectus.

Prospectus Summary - Maturity and Duration (Page 4)

7.             This section states that the Fund may invest in debt securities of any maturity, including perpetual maturities.  Please describe “perpetual securities,” and include any interest rate risk specific to perpetual securities.

The Fund has revised the disclosure as requested on pages 5-6 of the prospectus.

8.             This section further states that the Fund will initially seek to manage its portfolio to a short to moderate duration of approximately 3 months to 5 years.  Please provide an example of how duration works by illustrating the effect on the Fund’s NAV for a portfolio with a 5-year duration assuming interest rates increase by 1%.

The Fund has revised the disclosure as requested on pages 5-6 of the prospectus.

Prospectus Summary - Temporary Defensive Investments (Page 7)

9.             This section states that for temporary defensive purposes, or in order to reduce the Fund’s leverage exposure, or to keep the Fund’s cash fully invested (including during the period when net process of the offering of common shares are being invested and other times deemed appropriate by the Adviser), the Fund may deviate from its investment strategies and objective, and that during such periods, the Fund may invest all or a portion of its Managed Assets in U.S. Government securities.

a.             Please limit the discussion under “Temporary Defensive Investments” to investments for temporary defensive purposes (i.e., when the Fund is responding to adverse market, economic, or political conditions).

The Fund has revised the disclosure on page 9 of the prospectus to clarify that the discussion addresses “Temporary Investments,” a broader category which, in addition to defensive investments (i.e., when the Fund is responding to adverse market, economic or political conditions), also includes investments to keep cash fully invested pending the investment of assets and investments to comply with regulatory or contractual requirements, including leverage restrictions.

b.             Also, please explain to us why it would be appropriate for the Fund to invest all of its Managed Assets in U.S. Government securities for any other cited purpose (i.e., to reduce the Fund’s leverage exposure, to keep the Fund’s cash fully invested, or at other times deemed appropriate by the Adviser).

As noted above, we have revised the disclosure to clarify that the Fund may make temporary investments to defensively respond to adverse market, economic or political conditions, and in such circumstances, the Fund may seek to invest all or a portion of its Managed Assets in, among others, investment grade debt instruments, which include U.S. Government securities.  We have also revised the disclosure to clarify that the Fund may make these types of temporary investments in order to keep cash fully invested pending the investment of assets or to comply with regulatory or contractual requirements, including leverage restrictions.

Prospectus Summary - Summary of Fund expenses (Pages 28-29)

10.          Please replace “Advisory Fees” with “Management Fees” to conform to the headings required by Form N-2.

The Fund has revised the Fee Table as requested on page 44 of the prospectus.

11.          A second Fee Table on page 29 sets forth estimated fees and expenses that assume no leverage has been incurred.  So as not to be confused with the Fee Table required by Form N-2

(which is presented on page 28), please change the format and font size of this alternative Fee Table.

The Fund has revised the format and font size of the alternative Fee Table as requested on page 45 of the prospectus.

The Fund’s Investments - Swap Agreements (Page 46)

12.          This section states that the Fund may enter into total return swaps.

a.             When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). In 2011, the Commission issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

The Fund acknowledges that it is aware of this possibility and notes that it refers to such possibility in its Risk Factor entitled “Legislation and Regulation Risk” on pages 31-32 of the prospectus.

Fundamental Investment Restrictions (Page 79)

13.          Fundamental Investment Restriction 6 states that the Fund may not “[i]nvest more than 25% of its total assets . . . in the securities of any issuers in anyone industry; provided that securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities and tax-exempt securities of governments or their political subdivisions will not be considered to represent an industry (other than securities backed only by the assets and revenues of non-governmental users with respect to which the Fund will not invest 25% or more of the value of its total assets (taken at market value at the time of each investment) in securities backed by the same source of revenue); provided further that the investments in CLO Securities shall not be considered to be issuers in the same industry for these purposes.”

a.             This section is confusing, especially the parenthetical.  Please restate the disclosure in the parenthetical using the active voice to make clear that the Fund will not invest more than 25% of its total assets in securities backed by the same source of revenue.

The Fund has clarified the disclosure on page 91 of the prospectus as requested.

b.             Also, disclose how the Fund will determine what the “industry” of a CLO is.

The Fund has clarified the disclosure on page 91 of the prospectus as requested.

c.             The section on Loan Participations on Page 39 states that the Fund may transact in participations in Senior Loans.  Please add disclosure making clear that both the Borrower and the institution selling the participations will be considered issuers for purposes of the Fund’s investment restriction concerning industry concentration.

The Fund has clarified the disclosure on page 91 of the prospectus as requested.

Payment of the Fund’s Expenses and Reimbursement of Certain Costs of the Adviser and its Affiliates (Page 89)

14.          This section states that the Adviser and its affiliates will be entitled to reimbursement by the Fund of the Adviser’s and its affiliates’ cost of providing the Fund with certain nonadvisory services (accounting, legal, clerical, administrative services, allocation of overhead including rent, salaries and benefits, and travel expenses) after the first two years of the Fund’s operations.

a.             If any of the services above are being provided to the Fund, expenses associated with such services must be disclosed in the Fund’s current Fee Table.

It has been determined that the Fund’s obligation to reimburse certain of the Adviser’s and its affiliates’ cost of providing the Fund with certain non-advisory services will begin with the commencement of the Fund’s operations.  The Fund has revised the Fee Table accordingly on page 45 of the prospectus.

b.             Please file the Reimbursement Agreement as an exhibit to the Fund’s Registration Statement.

The Fund advises the Staff that the Fund has not entered into, and does not expect to enter into, a separate Reimbursement Agreement with the Adviser.  Instead, the Fund intends to include any agreements regarding expense reimbursement in the Fund’s Investment Advisory and Management Agreement with the Adviser, which will be filed as an exhibit prior to the filing of the final pre-effective amendment to the Registration Statement.

c.             Please explain if the Fund’s obligation to repay the Adviser and its affiliates will be treated as a liability in the Fund’s financial statements. If not, please explain to us why it is not treated as a liability.

Accrued liabilities to repay the Adviser and its affiliates will be reflected in the Fund’s financial statements.

Part C - Signatures (Page C-6)

15.          We note that the registration statement has been signed by two of the five directors identified in the Statement of Additional Information.  Please confirm that the next pre-effective amendment to the Registration Statement will be signed by a majority of directors as required by the Securities Act of 1933 (“Securities Act”).

The Fund confirms that Amendment No. 1 has been signed by a majority of the Fund’s directors as required by the Securities Act of 1933.

GENERAL COMMENTS

16.          We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Fund acknowledges that the Staff may have additional comments on disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally, or on any exhibits added in pre-effective amendments.

17.          If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

The Fund intends to omit information with respect to the following items from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act: public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds and other items dependent upon the offering price, delivery dates and terms of securities dependent upon the offering date.  The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the SEC pursuant to Rule 497 of the Securities Act.

18.          Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

19.          Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Fund notes that Amendment No. 1 and this letter dated June 13, 2013 set forth the Fund’s responses to the Staff’s comments.

20.          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:           Michael D. Weiner, Ares Multi-Strategy Credit Fund, Inc.
Daniel J. Hall, Ares Multi-Strategy Credit Fund, Inc.